October 31, 2018

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

   Joshua Shainess, Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
United States

Re:	TIM S.p.A.

Form 20-F for the fiscal year ended December 31, 2017

Filed April 16, 2018

File No. 001-13882

Thank you for your letters dated September 27, 2018 and October 18, 2018, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”) of TIM S.p.A. (“TIM”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of September 27, 2018 on the 2017 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter of September 27, 2018 in bold face text. Our response follows each comment.

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Item 7 – Major Shareholders and Related-Party Transactions

7.1 – Major Shareholders

7.1.3 – Continuing Relationship with the Italian State (page 171 of the 2017 Form 20-F)

1.	We note your disclosure that the Italian government is in a position to exercise special powers regarding the Company pursuant to the "Golden Power" decree, and that as of October 2017, certain measures have been imposed on you pursuant to the decree. Expand your discussion to explain how further measures or conditions imposed on you pursuant to the decree might affect your results of operations, financial position, corporate governance structure, or ability to achieve the objectives set out in your 2018-2020 Strategic Plan. You should also update your risk factor disclosure on pages 9 and 10 to address these recent developments and how the exercise of these powers by the Italian government has impacted your business.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff of certain developments that occurred after the filing of our 2017 Form 20-F, which are relevant to the situation resulting from:

-	the Order of the Presidency of the Council of Ministers made on September 28, 2017 (the “September Order”), that stated TIM is subject to the obligations set out in legislative decree no. 21/2012 (the “Golden Power Decree”) and possesses networks and equipment that perform “activities of strategic importance for the national security and defense system” (as specified in

TIM S.p.A.

Sede legale: Via Gaetano Negri, 1 - 20123 Milano Sede secondaria e Direzione Generale: Corso d'Italia, 41 - 00198 Roma Casella PEC: telecomitalia@pec.telecomitalia.it	Codice Fiscale/P. IVA e Iscrizione al Registro delle Imprese di Milano: 00488410010 Iscrizione al Registro A.E.E. IT08020000000799 Capitale Sociale € 11.677.002.855,10 interamente versato art. 1 of the Golden Power Decree) and are “necessary to ensure the minimal supply and operation of essential public services” in the communications sector (as specified in art. 2 of the Golden Power Decree), and

-	the rulings subsequently issued by the Presidency of the Council of Ministers (i) on October 16, 2017 according to art. 1 of the Golden Power Decree, with the imposition of specific prescriptions and conditions on TIM and its wholly-owned subsidiaries Telecom Italia Sparkle and Telsy (the “October Order”) and (ii) on November 2, 2017 according to art. 2 of the Golden Power Decree, with the imposition of specific prescriptions and conditions on TIM (the “November Order”).

These developments were, on the one hand:

-	on May 8, 2018 a fine of 74.3 million euros was imposed on TIM for alleged non-compliance with the obligation to notify Vivendi S.A.’s (“Vivendi”) acquisition of corporate control of TIM and its strategic assets, pursuant to art. 2 of the Golden Power Decree;

-	TIM (which had already filed an extraordinary appeal to the President of the Republic to request the abrogation of the September Order) appealed against the aforementioned fine;

-	TIM subsequently issued a guarantee bond for the same amount as the fine in favour of the Presidency of the Council, as a condition to TIM’s application to Lazio TAR (the Administrative Court in Rome) for precautionary suspension of the collection of the fine;

-	with an order in July 2018, the Lazio Regional Administrative Tribunal granted TIM’s application and suspended payment of the fine, setting the date for TIM’s appeal to be heard in its merits in May 2019.

And on the other hand:

-	on May 4, 2018 TIM ordinary shareholders’ meeting met and appointed a new Board of Directors, that is now composed of 15 directors, out of which 13 qualify as independent and only 5 were candidates in the slate proposed by Vivendi;

-	our Board of Directors subsequently acknowledged that Vivendi no longer directed and coordinated TIM and that the conditions to qualify the relationship between Vivendi and TIM as one of de facto control have been superseded;

-	as, according to the September Order, the reason for the exercise of the Golden Power Decree had been Vivendi’s de facto control and direction and coordination of TIM, and none of these circumstances applied any longer, TIM filed an application with the Presidency of the Council of Ministers to cancel the October Order and the November Order, while, in the alternative, expressing its willingness to collaborate in amending the obligations contained therein, taking account of the changed situation;

-	the Presidency of the Council of Ministers, in a decree issued on 6 July 2018, rejected TIM’s application and, therefore, both the October Order and the November Order are still in place and effective.

We respectfully submit that at present we do not expect further measures or conditions be imposed on TIM and its subsidiaries pursuant to the Golden Power Decree, and we are confident the Italian Government will finally approve our plan for compliance with the obligations and conditions set out by the October Order and the November Order. As a result, we respectfully advise the Staff that presently we do not expect our results of operations, financial position, corporate governance structure, or ability to achieve the objectives set out in our 2018-2020 Strategic Plan will be materially affected by the October Order, the November Order or any other governmental action pursuant to or in connection with the Golden Power Decree. In this context, we note that our 2018-2020 Strategic Plan was approved in March 2018 and already takes into account the Golden Power Decree, the October Order, the November Order, any operational obligations and conditions contained therein and the operational and other responses that our management considered appropriate in order to comply with the decisions taken by the Italian Government pursuant to any of the foregoing.

However, we acknowledge the remaining uncertainty and the related risks (including, for example, the limitations on our ability to dispose of assets that the Government considers as strategic for the national security and defense system or the minimal supply and operation of essential public services in the communications sector).

In light of the above developments and the Staff’s comment, we therefore respectfully propose to include in our 2018 annual report on Form 20-F revised disclosures under Item 7.1.3 as follows:

The Italian Government is in a position to exercise special powers with respect to TIM.

As indicated in the Order of the Presidency of the Council of Ministers made on September 28, 2017 (the “September Order”), the Company is subject to the obligations set out in legislative decree no. 21/2012 (the “Golden Power Decree”) and possesses networks and equipment that perform “activities of strategic importance for the national security and defense system” (as specified in art. 1 of the Golden Power Decree) and networks and equipment “necessary to ensure the minimal supply and operation of essential public services” in the communications sector (as specified in art. 2 of the Golden Power Decree). As a result, TIM is subject to the Government’s special powers. In particular, the acquisition of more than 3% of the Company’s ordinary share capital must be notified to the Italian Government, that can oppose it, and the acts and resolutions of the Company regarding mergers or demergers, the transfer of the business or branches of the business (of TIM and its subsidiaries), the relocation of TIM’s registered offices to outside Italy, any changes in the company’s purpose, the winding up of the company, the disposal of rights over certain tangible or intangible assets, and the acceptance of constraints that condition their use are subject to the Government’s scrutiny and veto powers.

The September Order alleged TIM was subject to and had failed to comply with the obligation to notify, pursuant to art. 2 of the Golden Power Decree, Vivendi’s acquisition of corporate control of TIM. The Company believes it had no such obligation to notify; nevertheless, on May 8, 2018 a fine of 74.3 million euros was imposed on TIM. The Company appealed against the fine to the Lazio TAR (the Administrative Court in Rome), applied for a stay of the collection of the fine, and issued a guarantee bond for such amount in favor of the Presidency of the Council. In July 2018, the Lazio TAR granted the Company’s application and stayed the obligation to pay the fine, and set the date for a hearing on the merits of the appeal for May 2019. Consequently in the first half of 2018, TIM recognized 74.3 million euros as a provision for legal disputes, accounted for in the separate consolidated income statement among the other operating expenses. The payment of the fine (in case the Company’s appeal were rejected) could take place no earlier than May 2019.

By order dated October 16, 2017 (the “October Order”), the Presidency of the Council of Ministers exercised the special powers set forth in article 1 of the Golden Power Decree and imposed specific governance and organizational obligations and conditions on TIM and its wholly-owned subsidiaries Telecom Italia Sparkle and Telsy. In particular:

-	TIM, Telecom Italia Sparkle and Telsy shall set up an organizational unit responsible for the business activities that are relevant for national security (the “Security Organization”);

-	the Board of Directors of each such company shall have a Director with powers over the Security Organization (an Italian citizen, with a security clearance, deemed suitable for the role by the Government);

-	the Security Organization shall be involved in all decision-making processes relating to strategic activities and the network and must be run by a security officer chosen from a slate of three persons proposed by the Security Intelligence Department at the Presidency of the Council of Ministers;

-	TIM and the subsidiaries referred to above shall provide advance information on every decision that may, inter alia, reduce or transfer technological, operational or industrial capacity in strategic activities and file periodic reports with the ad hoc Monitoring Committee at the Presidency of the Council of Ministers (the “Monitoring Committee”) in order to confirm compliance with all of the above obligations.

TIM, Telecom Italia Sparkle and Telsy mapped their assets and activities currently managed and relevant for defense and national security and set up their Security Organization. They submitted to the Presidency of the Council of Ministers their plan for compliance with the obligations and conditions set out in the October Order. To date, the proposed plan for compliance has not yet been approved and the slate of three persons has not yet been proposed by the Security Intelligence Department.

Consequently, pending discussion with the Monitoring Committee, on May 5, 2018 the Board of Directors of Telecom Italia temporarily appointed Mr. Stefano Grassi (the Head of the Company’s security department) as Head of the Security Organization. This arrangement was notified to and accepted by the Monitoring Committee.

By separate order dated November 2, 2017 (the “November Order”), the Presidency of the Council of Ministers exercised the special powers set forth in article 2 of the Golden Power Decree and imposed specific obligations and conditions that require TIM:

-	to adopt plans for the development, investment and maintenance of the network and equipment that are suitable to ensure the continuity of the provision of a universal service and to satisfy the needs of general interest in the medium to long term, and

-	to create technical and organizational measures for risk management that can assure the integrity and security of the networks and the continuity of services.

In addition, the November Order requires the Company to provide advance notice to the Monitoring Committee of: (i) any change or reorganization of the ownership structure of the Company and its subsidiaries, and (ii) any plan for the disposal or transfer of strategic assets and any resolution of the Board of Directors that may impact the security, availability or operation of the networks and equipment or the continuity of universal service. Finally, the Company is required to submit periodic reports to the Monitoring Committee in order to confirm compliance with these obligations.

The Company has submitted an extraordinary appeal to the President of the Republic to request abrogation of the September Order, the October Order and the November Order.

In addition, we respectfully propose to include in our 2018 annual report on Form 20-F revised risk factor disclosure as follows

The Italian government has exercised, and may in the future exercise, its significant powers with respect to us, including with respect to our ability to enter into strategic transactions.

In 2012, regulations relating to the special powers regarding strategic assets in the energy, transport and communications sectors were published and became effective (Law Decree n. 21 of March 15, 2012, adopted with modifications by Law n. 56 of May 11, 2012: the “Golden Power Decree”).

Article 1 of the Golden Power Decree (which refers to assets strategic for the defense and national security sector) grants the Italian Government:

•	the power to impose conditions and possibly to oppose the purchase of shareholdings by parties other than the Italian State, Italian public entities and other parties controlled by the same, so long as the stake is sufficient to compromise the interests of national defence and security. Until expiry of the period of time within which conditions may be imposed, or the power to oppose the acquisition exercised, any rights other than ownership rights connected to the relevant shares are suspended. Such rights are suspended in case of non-compliance with or breach of any condition imposed on the purchaser, for as long as the non-compliance or breach persists. Any shareholders’ resolution adopted with the relevant shares providing the decisive votes, as well as any resolution or act adopted that breaches or does not comply with any condition imposed, is null and void;

•	veto power (including through the imposition of obligations or conditions) regarding any resolution (by either the shareholders’ meeting or the administrative bodies of the company) on any merger, demerger, transfer of business unit, relocation of registered office to outside Italy, change of the corporate purpose or winding up of the company. Any resolution or act adopted in breach of these obligations is null and void. The Government may also order the Company and any other party to restore the original condition.

Article 2 of the Golden Power Decree (which refers to strategic assets in the communications sector) grants the Italian Government:

•	the power to impose conditions and possibly oppose the purchase, under certain conditions, by non-EU entities, of controlling stakes in companies that hold the aforementioned types of assets. Until the end of a 15-day period from the notice of such purchase, during which the Government may impose conditions or oppose the proposed purchase, voting rights (and any rights other than the property rights) connected to shares resulting in the change of control, are suspended. Such rights are suspended in the case of any non-compliance with or breach of the conditions imposed on the purchaser for as long as the non-compliance or breach persists. Any shareholders’ resolution adopted with the relevant shares providing the decisive votes, as well as any resolution or act adopted that breaches or does not comply with any condition imposed, is null and void;

•	veto power (including through the imposition of obligations or conditions) regarding any resolution, act or transaction that has the effect of modifying the ownership, control or availability of such strategic assets or changing their location, including resolutions on any merger, demerger, transfer of registered office to outside Italy, transfer of the company or a business unit which contains the strategic assets, or their assignment by way of guarantee. Any resolution or act in breach of such obligations is null and void. The Government may also order the company and any other party to restore the original condition at its own expense.

In October and November 2017, the Government designated certain of the Company’s assets as strategic within the meaning of the above-described provisions of the Golden Power Decree and imposed various governance and organizational obligations and restrictions on the Company. This and any future exercise of the Government’s powers under the Golden Power Decree, or the mere existence of such powers, could:

•	adversely affect the Company’s ability to conduct its business (including, for example, by limiting the Company’s ability to dispose of assets designated as strategic); and

•	make a change of control transaction with respect to TIM (whether by merger or otherwise) more difficult to achieve, if at all, or discourage bidders from making an offer relating to a change of control that could otherwise be beneficial to shareholders.

Item 7 – Major Shareholders and Related-Party Transactions

7.2 – Related-Party Transactions (page 172 of the 2017 Form 20-F)

2.	We note your disclosure on page 172 that your board of directors has approved specific policies aimed at regulating the treatment by TIM of the direction and coordination activities of Vivendi S.A. Expand your disclosure to discuss the material policies that have been implemented in light of the acknowledgment of the direction and coordination by your controlling stockholder.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the policies referred to on page 172 of our 2017 Form 20-F were designed to ensure that any acts of direction and coordination by Vivendi, if any, (1) would be duly tracked, recorded and disclosed and (2) comply with certain substantive requirements , in each case as required by the Italian Civil Code.

As already described in TIM’s response to the Staff’s comment no. 1, we respectfully advise the Staff that, on May 4, 2018 TIM’s shareholders met to, among other things, elect a new Board of Directors. Consequently, our Board of Directors is now composed of 15 directors, out of which 13 qualify as independent and only five were candidates on the Vivendi slate (out of which three qualify as independent).

As a result (and as our Board of Directors subsequently duly acknowledged), Vivendi ceased to direct and coordinate TIM and, in turn, our relationship with Vivendi no longer qualifies as one of de facto control. Therefore, the policies aimed at regulating the treatment by TIM of the direction and coordination activities of Vivendi have become de facto obsolete.

We respectfully submit that for the foregoing reasons we believe it is not necessary or advisable for us to provide additional disclosure regarding the above-referenced policies.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Rome telephonically at 011-39-0636883271 or by fax 011-39-0636883338; or our counsel, Leo Borchardt of Davis Polk & Wardwell London LLP telephonically at 011-44-2074181334 or by e-mail at leo.borchardt@davispolk.com. Any further questions or comments should be sent directly to the undersigned or Mr. Leo Borchardt.

Very truly yours,

/s/ Piergiorgio Peluso
Piergiorgio Peluso
Chief Financial Officer
cc:	Celeste M. Murphy Division of Corporation Finance Office of Telecommunications John Banes and Leo Borchardt Davis Polk & Wardwell London LLP Francesco Ferrara PricewaterhouseCoopers S.p.A.